UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63370/November 24, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14092

In the Matter of

ELECTROSOUND GROUP, INC.,	:	
ELEKTRYON,	:	ORDER MAKING FINDINGS AND
EVOLUTIONS, INC.,	:	REVOKING REGISTRATIONS BY
EXCELSIOR-HENDERSON MOTORCYCLE	:	DEFAULT AS TO ELECTROSOUND
MANUFACTURING CO.,	:	GROUP, INC., EVOLUTIONS, INC.,
EXECUTIVE NATIONAL	:	EXECUTIVE NATIONAL DEVELOP-
DEVELOPMENT CORP., and	:	MENT CORP., AND EZCONY
EZCONY INTERAMERICA, INC.	:	INTERAMERICA, INC.

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on October 19, 2010, alleging that Respondents had violated Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. In a filing on October 25, 2010, the Division of Enforcement (Division) showed that all Respondents were served with the OIP by October 21, 2010.[1] On November 3 and November 19, 2010, respectively, the Commission made findings and revoked the registrations of Excelsior-Henderson Motorcycle Manufacturing Co. and Elektryon. See ElectroSound Group, Inc., Exchange Act Release Nos. 63234, 63344.

ElectroSound Group, Inc. (ElectroSound); Evolutions, Inc. (Evolutions); Executive National; and Ezcony Interamerica, Inc. (Ezcony), have not filed Answers, did not participate in the telephonic prehearing conference on November 22, 2010, and have not otherwise defended the proceeding. Accordingly, I find these respondents in default and find further that the allegations in the OIP as to them are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

ElectroSound, Central Index Key (CIK) No. 103542, is an inactive New York corporation located in Smithtown, New York, with a class of securities registered with the Commission

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[1] As noted in my Order issued November 16, 2010, I could not determine if the OIP was sent to the address on the most recent filing of Executive National Development Corp. (Executive National) because the filing was inaccessible on the available databases. The Division obtained and sent to my office a copy of the cover page of the filing, which shows the Division's representation to be accurate.

pursuant to Exchange Act Section 12(g). ElectroSound is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 1992. On May 9, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, and the case was terminated on April 15, 1998.

Evolutions, CIK No. 1009326, is a void Delaware corporation located in Glen Rock, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Evolutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of $7,560,754 for the prior nine months. On January 5, 1998, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Jersey, which was terminated on July 19, 2000.

Executive National, CIK No. 703805, is a Florida corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Executive National is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993.

Ezcony, CIK No. 887947, is a British Virgin Islands corporation located in Road Town, Tortola, British Virgin Islands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ezcony is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of ElectroSound, Evolutions, Executive National, and Ezcony is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of ElectroSound Group, Inc., Evolutions, Inc., Executive National Development Corp., and Ezcony Interamerica, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge